Exhibit (d)(2)
STMICROELECTRONICS N.V.
December 10, 2007
Mr. Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
Dear Elias:
In connection with the Agreement and Plan of Merger among STMicrolelectronics N.V (“ST”), ST Acquisition Corp. and Genesis Microchip Inc. (the “Company”), dated as of the date hereof (the “Merger Agreement”), on behalf of ST, I am pleased to offer you employment effective as of the Acceptance Time (as defined in the Merger Agreement), in accordance with the terms of this letter agreement (the “Agreement”). This Agreement, in all respects, is subject to and conditioned on the occurrence of the Merger (as defined in the Merger Agreement) and, in the event the Merger does not occur, shall be void ab initio and without effect.
1. Title. Your job title will be Group Vice President, TV and Monitors Division General Manager.
2. Base Salary. Your base salary will be at the rate of $400,000 per annum (“Base Salary”).
3. Annual Bonus. You will be eligible to participate in the applicable Sophia annual bonus plan and, subject to and in accordance with the terms of the plan, to receive payment of an annual bonus (“Annual Bonus”) of up to 30% of Base Salary. Your Annual Bonus for any year will be payable, subject to your continued employment with ST on the date of payment, during (but not later than March 15 of) the following year.
4. Performance Bonus. For each of the 2008, 2009 and 2010 calendar years, you will be eligible to receive an extraordinary performance bonus (“Performance Bonus”) of up to 30% of Base Salary for 2008, 25% of Base Salary for 2009 and 20% of Base Salary for 2010, based on the achievement of agreed upon performance goals for the applicable year. Your Performance Bonus for any year will be payable in two, equal installments, in each case, subject to your continued employment with ST on the applicable payment date. The initial installment for any year will be payable during (but not later than March 15 of) the following year. The second installment will be payable on or before March 15, 2011.
5. Retention Bonus. For each of the 2008 and 2009 calendar years, you will be eligible to receive an employee retention bonus (“Retention Bonus”) of up to 25% of Base Salary for 2008 and 20% of Base Salary for 2009, based on the achievement of specified employee retention goals for the applicable year. In each case, your Retention Bonus will be payable, subject to your continued employment with ST on the date of payment, on or before March 15, 2010.

6. Stock Award. During each of 2008, 2009 and 2010, subject to the approval of the Supervisory Board of ST, you will be eligible to receive an award of 7,500 ST common shares, pursuant to and in accordance with the terms of ST’s performance share plan.
7. Company Car. You will receive a monthly car allowance in accordance with the applicable ST policy as in effect from time to time.
Your employment with ST will be “at will” and subject to the applicable ST employment policies as in effect from time to time. In the event that your employment is terminated prior to December 31, 2009, for any reason, other than for cause, you will receive 12 months of your Base Salary in effect at the time of your employment termination date, payable in regular installments in accordance with ST’s applicable payroll practices, and will continue to receive health insurance coverage for you and your dependents, at the rates in effect for active employees, for a period of up to 12 months. In addition, you will receive a portion of your Annual Bonus and a portion of the initial installment of your Performance Bonus for the year in which your employment terminates, in each case, prorated for the period elapsed prior to your date of termination. The amount of each payment will be determined based on actual achievement of the relevant performance goals during the year and will be payable during (but not later than March 15 of) the following year.
The Company has represented that the Compensation Committee of its Board of Directors has approved the terms of this Agreement in the manner contemplated by Rule 14d-10(d)(2) under the Securities and Exchange Act of 1934, as amended. By entering into this Agreement, you agree that your offer letter with the Company, dated November 10, 2004, the Change of Control Severance Agreement between you and the Company, dated March 2, 2007, and any other agreement or understanding relating to the subject matter of this Agreement are superseded.
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Please indicate your acceptance of the foregoing by signing this Agreement in the space below.
Sincerely,
/s/ Carlo Bozotti
President and Chief Executive Officer
STMicroelectronics N.V.
Accepted and agreed:

/s/ Elias Antoun Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.